CONNOR & WINTERS, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com
Lynnwood R. Moore, Jr.	Direct Line: (918) 586-5691
Attorney at Law	Direct Fax: (918) 586-8691
lmoore@cwlaw.com

January 22, 2009

Ms. Ta Tanisha Meadows
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-0405

Re:          ADDvantage Technologies Group, Inc.
Item 4.01 Form 8-K
Filed January 8, 2009
File No. 001-10799

Dear Ms. Meadows:

In connection with your review of Amendment No. 1 to the captioned filing (the "Form 8-K/A”), we offer the following responses to the comments and requests contained in your January 16, 2009 letter to Scott A. Francis of ADDvantage Technologies Group, Inc. (the "Company").  To facilitate your review of our response, we have restated your comment followed by our response.

Amendment No. 1 on Item 4.01 Form 8-K Filed January 15, 2009

1.
It appears that HoganTaylor LLP is not registered with the Public Company Accounting Oversight Board (“PCAOB”) nor has a pending application with the PCAOB.  Section 102 of the Sarbanes-Oxley Act of 2002 prohibits using any accounting firm that is not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer.  Please be advised that you must engage a new accountant that is registered with the PCAOB to perform review or audit work and you must file a new Item 401 Form 8-K after you have engaged a new accounting firm.  You must also file an 8-K within four business days to report the termination of your relationship with the unregistered firm.  Please advise.

Company's response:

It appears as though there has been some confusion relating to the structure and registration of HoganTaylor LLP (“HoganTaylor”), some of which relates to the timing of the communications that the firm has had with the PCAOB.  The actual combination was effected by simply having the stockholders of Hogan & Slovacek, P.C. become partners with Tullius Taylor Sartain & Sartain LLP (“Tullius Taylor”), since the latter firm was already an Oklahoma limited liability partnership, and the name of that firm was changed to HoganTaylor.  Tullius Taylor has been registered with the PCAOB since first required by the Sarbanes-Oxley Act.  On Monday, January 12, 2009, notice was provided by Tullius Taylor, by then named HoganTaylor, to the PCAOB of the addition of the former Hogan & Slovacek stockholders and the change of the name of the firm.  The following day, the PCAOB asked for additional information and representations from HoganTaylor, all of which were provided that same day.  The request for the name change has been granted by the PCAOB and HoganTaylor is now listed as a registered firm with that board.  At the time of the engagement of HoganTaylor by the Company, that firm was registered with the PCAOB, but it was under the prior name, Tullius Taylor.  The name change has now been reflected on the records of the PCAOB and, as mentioned above, HoganTaylor is on the list of registered firms.  Thus, it is clear that HoganTaylor is qualified under Section 102 of the Sarbanes-Oxley Act of 2002 to issue audit reports with respect to the Company and no termination of the relationship is required nor is there a requirement to file any further current reports on Form 8-K relating to this matter.

To expedite the conveyance of any additional comments or if you have any questions, please feel free to call me at (918) 586-5691 or Kathryn Kindell at this firm at (918) 586-8963 at any time.

Sincerely,

/s/Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

cc:      ADDvantage Technologies Group, Inc.
Mr. Kenneth A. Chymiak
Mr. Scott A. Francis